Allegiance Bancshares, Inc.

8847 W. Sam Houston Pkwy. N.

Suite 200

Houston, Texas 77040

August 2, 2018

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. David Lin

Re:	Allegiance Bancshares, Inc.

Registration Statement on Form S-4 (Registration No. 333-225845)

Dear Mr. Lin:

The undersigned, Allegiance Bancshares, Inc. (the “Company”), pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 be accelerated to 4:00 p.m. eastern time on Thursday, August 2, 2018, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by a telephone call to Troy L. Harder of Bracewell LLP, the Company’s counsel, at (713) 221-1456 and that such effectiveness also be confirmed in writing.

Very truly yours,

ALLEGIANCE BANCSHARES, INC.

By:	/s/ Shanna Kuzdzal
Shanna Kuzdzal
Executive Vice President and General Counsel